EXHIBIT 99.1

NEVORO INC.
(AN EXPLORATION STAGE COMPANY)
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2008
(EXPRESSED IN U.S. DOLLARS)

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEET
(EXPRESSED IN US$)

	June 30,	December 31,
	2008	2007
		(Audited)

ASSETS
CURRENT
Cash and cash equivalents (Note 3)	$9,490,872	$5,688,376
Amounts receivable, prepaids and other (Note 9(b) and (e))	207,371	132,533

	9,698,243	5,820,909

MINERAL INTERESTS (Note 6)	24,782,831	12,129,939

EQUIPMENT (Note 5)	77,055	73,805

	$34,558,129	$18,024,653

LIABILITIES
CURRENT
Accounts payable and accrued liabilities (Note 9)	$1,261,931	$369,107
FUTURE INCOME TAX LIABILITY (Note 8)	2,825,400	3,321,800

	4,087,331	3,690,907

SHAREHOLDERS' EQUITY

CAPITAL STOCK (Note 7(b))	31,553,499	15,148,029

WARRANTS (Note 7(c))	1,891,337	282,385

ACCUMULATED OTHER COMPREHENSIVE INCOME	18,985	18,985

STOCK OPTIONS (Note 7(d))	3,620,971	3,331,396

UNITS TO BE ISSUED (Note 7(b))	129,094	-

DEFICIT	(6,743,088)	(4,447,049)

	30,470,798	14,333,746

	$34,558,129	$18,024,653

NATURE OF OPERATIONS (Note 1)

COMMITMENTS AND CONTINGENCIES (Note 6, Note 11 and Note 13)

APPROVED ON BEHALF OF THE BOARD:

Signed, "William Schara"
Director
Signed, "Philip Martin"
Director

See accompanying notes to the unaudited interim consolidated financial statements

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
(EXPRESSED IN US$)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007

EXPENSES
Salaries and benefits	$199,202	$25,436	$421,123	$25,436
Stock-based compensation (Note 7(d))	-	-	182,325	-
Travel	172,716	35,292	258,605	47,044
Management, consulting and directors fees	40,334	93,034	97,732	98,724
Office and general	83,790	4,688	119,498	44,795
Occupancy costs	29,434	6,512	64,020	6,512
Investor relations	100,808	8,494	117,258	9,689
Insurance	10,304	7,956	20,155	9,692
Filing, listing and transfer agent fees	84,603	24,572	93,389	30,060
Amortization	6,224	3,545	11,821	3,842
Legal, audit and other professional fees (Note 9(d))	39,571	8,955	39,571	28,343
Foreign exchange loss	(28,185)	(127,579)	10,418	(22,544)

Loss before the undernoted	738,801	90,905	1,435,915	281,593
Interest income	(15,994)	(36,680)	(45,354)	(37,330)
General exploration and write-down of mineral interests	22,381	39,458	1,401,878	166,131

Loss before income taxes	745,188	93,683	2,792,439	410,394
Income tax (recovery) (Note 8)	79,100	(101,563)	(496,400)	(227,996)

NET LOSS (INCOME) AND COMPREHENSIVE LOSS (INCOME) FOR THE PERIOD	$824,288	$(7,880)	$2,296,039	$182,398

DEFICIT, BEGINNING OF PERIOD	$5,918,800	$783,139	$4,447,049	$592,861
NET LOSS (INCOME) FOR THE PERIOD	824,288	(7,880)	2,296,039	182,398

DEFICIT, END OF PERIOD	$6,743,088	$775,259	$6,743,088	$775,259

NET LOSS (INCOME) PER SHARE
basic and diluted	$0.01	$(0.00)	$0.03	$0.01
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	83,514,228	68,235,923	79,333,549	24,871,583

See accompanying notes to the unaudited interim consolidated financial statements

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN US$)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007

CASH FLOWS USED OPERATING ACTIVITIES
Net (loss) income for the period	$(824,288)	$7,880	$(2,296,039)	$(182,398)
Add: Amortization	6,224	3,545	11,821	3,842
Future income tax (recovery)	79,100	(101,563)	(496,400)	(227,996)
Stock-based compensation	-	-	182,325	-
Stock-based compensation in general exploration	-	-	3,795
Write-down of mineral interests	13,630	-	1,365,863	-
Changes in non-cash working capital items:
Amounts receivable, prepaids and other	(49,241)	(70,631)	(74,838)	(90,127)
Accounts payable and accrued liabilities	(505,128)	(14,505)	(332,145)	(46,148)

	(1,279,703)	(175,274)	(1,635,618)	(542,827)

CASH FLOWS USED IN INVESTING ACTIVITIES
Mineral interests	(112,796)	(221,986)	(909,062)	(555,569)
Equipment	(7,434)	(43,541)	(15,071)	(49,491)
Cash acquired on business combination (Note 4)	7,802	-	7,802	44,443
Purchase of short-term investments	-	(649,636)	-	(649,636)

	(112,428)	(915,163)	(916,331)	(1,210,253)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares, net of costs	6,221,601	3,429,485	6,225,351	8,195,962
Advances from shareholder	-	-	-	(17,162)
Units to be issued	129,094	-	129,094	-

	6,350,695	3,429,485	6,354,445	8,178,800

INCREASE IN CASH AND
CASH EQUIVALENTS	4,958,564	2,339,048	3,802,496	6,425,720
CASH AND CASH EQUIVALENTS
BEGINNING OF PERIOD	4,532,308	4,086,672	5,688,376	-

CASH AND CASH EQUIVALENTS
END OF PERIOD	$9,490,872	$6,425,720	$9,490,872	$6,425,720

SUPPLEMENTAL INFORMATION
Interest paid	$-	$-	$-	$-
Income taxes paid	-	-	-	-
Common shares issued for business
combination (Note 4)	11,789,071	-	11,789,071	6,100,000
Change in accrued share issue and
transaction costs	-	-	-	100,000
Change in accrued exploration
expenditures	(372,388)	11,116	(611,833)	60,732
Warrants issued for services rendered	183,193	113,081	183,193	364,831
Stock based compensation charged
to mineral interests (Note 7(d))	-	-	103,455	-
Subscriptions receivable	-	548,175	-	548,175

See accompanying notes to the unaudited interim consolidated financial statements

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008
(EXPRESSED IN US$)

1.	NATURE OF OPERATIONS

Nevoro Inc. (the “Company” or "Nevoro") incorporated under the laws of the Province of Ontario, was inactive since 1991 and was searching for new business opportunities. During the year ended December 31, 2007, the Company entered into an agreement with the shareholders of Goodsprings Development Corporation (“Goodsprings”) to acquire 100% of the issued and outstanding shares of Goodsprings, a private mineral exploration corporation incorporated in the State of Nevada, USA. Goodsprings has an interest in a portfolio of precious metal exploration projects located in Nevada, USA. During the period ended June 30, 2008, the Company entered into an arrangement agreement with Aurora Platinum Exploration Inc. (formerly Aurora Metals (BVI) Ltd.) ("Aurora") to acquire 100% of the issued and outstanding shares of Aurora, a public mineral exploration company with a project located in the Stillwater Complex in the State of Montana (see Note 4). The Company is a development stage entity as defined by the Canadian Institute of Chartered Accountants (the "CICA") Accounting Guideline 11 and currently has interests in resource properties in the United States of America.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company’s continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write-downs of the carrying values.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non compliance with regulatory requirements.

Management of the Company believes that it has sufficient funds to pay its ongoing administrative expenses and to meet its liabilities for the ensuing year as they fall due, to fund cash payments as discussed in Note 6, Note 11 and Note 13, and to fund current planned exploration programs.

The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). They do not include all the information and disclosures required by Canadian GAAP for annual financial statements. The preparation of these interim consolidated financial statements is based on accounting principles and practices consistent with those used in the consolidated annual financial statements, except as disclosed in Note 2. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the six month period ended June 30, 2008 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2008. For further information, see the audited consolidated financial statements including the notes thereto for the year ended December 31, 2007.

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008
(EXPRESSED IN US$)

2.	RECENT ACCOUNTING PRONOUNCEMENTS

New Accounting Policies

(a) Capital Disclosures and Financial Instruments - Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These new standards are effective for interim and annual financial statements for the Company's reporting period beginning on January 1, 2008.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

(b) General standards of financial statement presentation

In June 2007, the CICA amended Handbook Section 1400, General standards for financial statement presentation. These standards become effective for interim and annual financial statements for the Company’s reporting periods beginning on January 1, 2008.

Future Accounting Policies

(c) International financial reporting standards ("IFRS")

In January 2006, the CICA Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards ("IFRS") by the end of 2011. The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

3.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of:

	June 30,	December 31,
	2008	2007
		(Audited)

Cash	$6,179,267	$147,757
US$ Discount Note with average interest rate of 1.75%
(December 31, 2007 - 2.80%)	2,865,361	5,495,835
Money market fund	446,244	44,784

	$9,490,872	$5,688,376

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008
(EXPRESSED IN US$)

4.	BUSINESS COMBINATION

On June 10, 2008, Nevoro, Nevoro Platinum Inc. (“Subco”) and Aurora completed a business combination whereby Subco and Aurora merged and continued as one corporation with the same effect as if they were amalgamated, through a court approved statutory plan of arrangement under Section 288 of the Business Corporations Act (British Columbia). Each common share of Aurora was cancelled and the shareholders thereof received, for each such common share of Aurora, one common share of Nevoro.

Aurora is an exploration company with exploration properties located in the Stillwater Complex in the State of Montana (see Note 6(g)).

The acquisition is accounted for using the purchase method of accounting, with Nevoro being identified as the acquirer and Aurora as the acquiree. In accordance with the purchase method of accounting, the purchase consideration of $11,789,071 and the estimated transaction costs of $920,813 are allocated to the underlying assets acquired and liabilities assumed, based on their fair values at the date of acquisition. Total consideration of $12,709,884 exceeded the carrying value of the net assets acquired by $12,024,853 which was applied to increase the carrying value of the mineral interests. Aurora was formed in the British Virgin Islands which does not require the payment of income taxes. Aurora was continued into British Columbia on May 5, 2008. Upon immigration into Canada, Aurora will be deemed to have disposed of, at fair market value, each property owned by it and will also be deemed to have reacquired such property at the same amount at the time immediately after immigration to Canada. Accordingly, at the time of immigration, the fair value of the Aurora assets will be equal to the tax value of the assets.

The allocation of the purchase cost to assets and liabilities acquired is as follows:

Purchase Price Allocation
Cash	$7,802
Mineral interests	13,315,218
Accounts payable and accrued liabilities	(613,136)
$12,709,884
Consideration
19,981,476 Nevoro common shares	$11,789,071
Transaction costs	920,813
$12,709,884

The unaudited interim consolidated financial statements assume the value of the shares issued to effect the combination is based on their market price over a reasonable period before and after the date the terms of the business combination were agreed to and announced. The 19,981,476 Nevoro common shares issued were valued at $0.59 (CDN$0.59) for a total purchase consideration of $11,789,071.

5.	EQUIPMENT

			Net Book	Net Book
		Accumulated	Value	Value
	Cost	Amortization	June 30,	December 31,
			2008	2007
				(Audited)

Machinery and equipment	$642	$(122)	$520	$578
Furniture and fixtures	44,200	(6,848)	37,352	29,382
Computer equipment	51,148	(13,749)	37,399	40,783
Software	6,668	(4,884)	1,784	3,062
	$102,658	$(25,603)	$77,055	$73,805

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008
(EXPRESSED IN US$)

6.	MINERAL INTERESTS

For the period ended June 30, 2008, the Company incurred acquisition costs and exploration expenditures on its mineral properties as follows:

	St. Elmo	Silver King	Cross	Eagleville
	Project	Project	Project	Project

Balance,
December 31, 2007	$6,311,220	$1,578,087	$1,042,804	$995,789

Acquisition costs	41,750	9,919	-	-

Consulting	7,200	1,442	8,852	10,866
Geological	9,768	8,640	11,198	7,609
Drilling	-	106,964	81,597	-
Legal	3,971	-	-	-
Exploration support	381	866	277	10,657
Travel	-	1,449	4,910	2,572
Field supplies	-	-	-	195
Salaries and benefits	9,925	19,364	24,187	31,667
Reclamation	-	255	-	-
Permitting	4,331	-	-	-

Exploration costs	35,576	138,980	131,021	63,566

Exploration and acquisition costs	77,326	148,899	131,021	63,566
Write-down	-	-	(1,173,825)	-

	77,326	148,899	(1,042,804)	63,566

Balance,
June 30, 2008	$6,388,546	$1,726,986	$-	$1,059,355

(Table continued on next page)

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008
(EXPRESSED IN US$)

6.	MINERAL INTERESTS (Continued)
(Table continued from previous page)

	Dome Hill	Jenny Hill	Boulderfield	Monarch
	Project	Project	Project	Project

Balance,
December 31, 2007	$992,616	$81,943	$41,269	$79,471

Acquisition costs	10,580	-	-	-

Consulting	5,439	-	-	1,533
Drilling	-	-	104,717	-
Exploration support	126	-	-	374
Travel	1,506	-	-	65
Salaries and benefits	5,976	-	27,264	4,184
Geophysical	2,800	-	-	-
Permitting	14,560	-	5,159	7,023

Exploration costs	30,407	-	137,140	13,179

Exploration and acquisition costs	40,987	-	137,140	13,179
Write-down	-	-	(178,409)	-

	40,987	-	(41,269)	13,179

Balance,
June 30, 2008	$1,033,603	$81,943	$-	$92,650

(Table continued on next page)

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008
(EXPRESSED IN US$)

6.	MINERAL INTERESTS (Continued)
(Table continued from previous page)

	Long Canyon	Stillwater	Moonlight	Other
	Project	Project	Project	Projects

Balance,
December 31, 2007	$59,124	$139,534	$7,529	$800,553

Acquisition costs	-	13,175,684	190,377	10,000

Exploration support	-	4,000	-	13,965
Salaries and benefits	-	-	-	36,901
Recoveries	-	-	-	(35,000)

Exploration costs	-	4,000	-	15,866

Exploration and acquisition costs	-	13,179,684	190,377	25,866
Write-down	-	-	-	(2,919)

	-	13,179,684	190,377	22,947

Balance,
June 30, 2008	$59,124	$13,319,218	$197,906	$823,500

(Table continued on next page)

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008
(EXPRESSED IN US$)

6.	MINERAL INTERESTS (Continued)
(Table continued from previous page)

TOTAL PROJECT COSTS

Balance, December 31, 2007	$12,129,939

Acquisition costs	13,438,310

Consulting	35,332
Geological	37,215
Drilling	293,278
Legal	3,971
Exploration support	30,646
Travel	10,502
Field supplies	195
Salaries and benefits	159,468
Geophysical	2,800
Reclamation	255
Permitting	31,073
Recoveries	(35,000)

Exploration costs	569,735

Exploration and acquisition costs	14,008,045
Write-down	(1,355,153)

12,652,892

Balance, June 30, 2008	$24,782,831

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008
(EXPRESSED IN US$)

6.	MINERAL INTERESTS (Continued)

(a)	St. Elmo Project

The St. Elmo Project consists of the Happy Tracks Property and the Diamond Jim Property.

On April 15, 2006, Goodsprings entered into a mining lease and option to purchase agreement with four arm’s length individuals (collectively, the “Owners”), whereby Goodsprings was granted a five-year lease with an option to purchase unpatented lode mining claims and water rights comprising the Happy Tracks Property, located in the State of Nevada, USA.

Goodsprings was granted the exclusive right to explore the Happy Tracks Property during the term of the lease for the following consideration:

- $25,000 due upon signing (paid)
- $30,000 due April 13, 2007 (paid)
- $35,000 due April 13, 2008 (paid)
- $40,000 due April 13, 2009
- $45,000 due April 13, 2010

Goodsprings has the option to purchase the entire interest in the Happy Tracks Property for the sum of $1,075,000. This option is exercisable at any time during the agreement. If, during the term of the Agreement, Goodsprings decides to purchase the Happy Tracks Property prior to the fifth anniversary of the signing of the Agreement, the purchase price may be reduced by $100,000 for each full year left in the agreement.

Goodsprings shall pay the Owners a production royalty equal to 2.5% of any and all net smelter returns from the production or sale of minerals from the Happy Tracks Property. A 2.5% net smelter returns royalty will be payable on all previously mined materials originating from the Happy Tracks Property, shipped or milled by Goodsprings. The 2.5% net smelter return ("NSR") royalty would cease upon acquisition of the property by Goodsprings.

On December 1, 2006, Goodsprings entered into a mining lease and option to purchase agreement with an arm’s length individual (the “Owner”), whereby the Goodsprings was granted a five-year lease with an option to purchase the Diamond Jim Project unpatented lode mining claims, located in the State of Nevada, USA.

Goodsprings was granted the exclusive right to explore the Diamond Jim Project during the term of the lease for the following consideration:

- $30,000 due upon signing (paid)
- $30,000 due on the first anniversary of the effective date and each subsequent anniversary of the effective date during the term of the agreement. ($30,000 paid)

Goodsprings has the option to purchase the entire interest in the Diamond Jim Project for the sum of $400,000.

The Company shall pay the Owner a production royalty equal to 3% of the net smelter returns from the production or sale of minerals from the property, of which the Company can purchase one third of the royalty (representing 1%) for $1,000,000.

On January 11, 2008, the Company entered into a Purchase Agreement with an arm's length corporation, for certain claims located adjacent to the St. Elmo Project. The basic terms call for a $5,000 payment on signing (paid) and a net smelter return (“NSR”) royalty of 3.0% payable to Victory Exploration Inc., the original owner. Nevoro can purchase the St. Elmo NSR royalty from Victory Exploration Inc. in increments of 1% for $500,000 per 1%.

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008
(EXPRESSED IN US$)

6.	MINERAL INTERESTS (Continued)

(b)	Silver King, Cross and Eagleville Projects

During the year ended December 31, 2006, Goodsprings entered into three separate mining lease and option to purchase agreements with lease terms of ten years expiring on various dates to August 31, 2016.

During the period ended June 30, 2008, the Company determined that the Cross Project was no longer viable and the project was written down. Subsequent to the period ended June 30, 2008, the Company officially terminated its lease with the owners of the Cross Project, and no further payments are required.

Pursuant to the remaining two agreements, the Company is responsible for the following rental payments:

-	$12,000 during the year ended December 31, 2006 (paid)
-	$44,000 during the year ended December 31, 2007 (paid)
-	$33,000 during the year ended December 31, 2008 ($10,000 paid)
-	$44,000 during the year ended December 31, 2009
-	$49,000 during the year ended December 31, 2010
-	$74,000 during the years ended December 31, 2011 through 2016

On the first and all subsequent anniversaries of the exercise of the purchase option, the Company shall make minimum advance royalty payments of $50,000 until sustained commercial production begins. Minimum advance royalty payments will be creditable against the Company’s royalty payment obligations.

The Company can exercise the purchase option for any of the properties by making a payment of $300,000 per property, subject to a 3% net smelter return royalty and has the option to purchase one third of the royalties in each agreement for $1,000,000 each.

On the Eagleville project, the Company must fulfill the following work committments.

-	$5,000 during the first lease year
-	$25,000 during the second lease year
-	$50,000 during the third lease year
-	$100,000 during the fourth and all subsequent lease years.

All work committments incurred in excess of the work expenditure requirement will be credited toward the work committment for the subsequent lease year. Any work committment not fulfilled will be subject to a payment of seventy-five percent of the difference between the actual expenditure and the minimum work expenditure.

(c)	Dome Hill

The Company is required to make the following rental payments on the Dome Hill Project:

-	$10,000 during the year ended December 31, 2007 (paid)
-	$10,000 during the year ended December 31, 2008 (paid subsequent to June 30, 2008)
-	$15,000 during the year ended December 31, 2009
-	$20,000 on the subsequent anniversaries of the effective date of the agreement, up to 2027.

The Company has the option to purchase the claims for $125,000 and the owner retains a 3% NSR royalty. Nevoro may purchase 1/3 of the royalty for $1,000,000.

Nevoro holds rights to additional claims in the Dome Hill project and has the option to purchase for $75,000.

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008
(EXPRESSED IN US$)

6.	MINERAL INTERESTS (Continued)

(d)	Jenny Hill

During the year ended December 31, 2007, the Company entered into a mining lease and option to purchase agreement with an arm's length party, with respect to the Jenny Hill Property, situated in Nevada’s Walker Lane structural belt. The basic lease terms call for a payment of $11,700 (paid) on signing with payments of $15,000, $25,000, $35,000 and $50,000 due on subsequent anniversaries. The Company is required to purchase the claims for $500,000 before mining activity begins. Up to $300,000 of previously made payments will be credited towards the $500,000 purchase price. A 3% NSR royalty to the original owner survives the purchase of the claims, and one third of this royalty can be purchased for $1,000,000.

(e)	Monarch and Boulderfield

Effective October 2, 2007, the Company entered into a Lease with Option to Purchase Agreement with arm's length parties for the Monarch Project situated in Nevada's Walker Lane structural belt. The basic lease terms call for a $4,000 payment on signing, (paid), a $25,000 payment on the first anniversary and a $100,000 payment on the second anniversary. Minimum advance royalty payments of $30,000, $50,000 and $75,000 are due on subsequent anniversaries. A sliding scale NSR from 2.5% to 5% based on the price of copper, and a 3% NSR on other metals, is payable to the original owner and survives the purchase of the claims. Nevoro can purchase a 1% NSR royalty for $1,000,000. Nevoro is required to conduct a gravity survey on the property during the first year.

The Company has the option to purchase the project for $129,000 consisting of the minimum payments paid on execution of the agreement and on the first and second anniversaries of the effective date.

Effective October 2, 2007, the Company entered into a Lease with Option to Purchase Agreement with an arm's length party for the Boulderfield Project also situated in Nevada's Walker Lane structural belt. The basic lease terms call for $10,000 on signing (paid during the period ended June 30, 2008), a $50,000 payment on the first anniversary, and a $100,000 payment on the second anniversary. Minimum advance royalty payments of $40,000, $50,000 and $100,000 are due on subsequent anniversaries. A sliding scale NSR royalty, from 3% to 6% based on the price of gold, payable to the original owner survives the purchase of the claims. Nevoro can purchase a 1% NSR royalty for $1,000,000.

The Company has the option to purchase the project for $160,000 consisting of the minimum payments paid on execution of the agreement and on the first and second anniversaries of the effective date.

During the period ended June 30, 2008, the Company determined that the Boulderfield Project was not viable and the project was written down.

Subsequent to the period ended June 30, 2008, the Company officially terminated its lease with the owners of the Boulderfield Project and no further payments are required.

(f)	Long Canyon

On November 27, 2007 the Company announced that it had staked lode claims in the Long Canyon area of Central Idaho.

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008
(EXPRESSED IN US$)

6.	MINERAL INTERESTS (continued)

(g)	Stillwater

The Company now holds the Stillwater Project which it acquired from Aurora as discussed in Note 4).

The Stillwater Projects consists of the Basal Zone Lease Agreement, signed January 1, 2004 and the Mountain View Lease Agreement signed February 1, 2004.

The basic lease terms of the Basal Zone Lease Agreement call for annual payments as follows:

Upon payment of nominal cash consideration (paid), the lease of mineral claims in the Basal Zone Lease Agreement is granted to the Company for 10 years ("Primary Term").

-	$500 per month from the first anniversary of the date of execution. ($6,000 paid)
-	$1,000 per month from the second anniversary of the date of execution ($12,000 paid)
-	$1,500 per month from the third anniversary of the date of execution ($27,000 paid up to the period ended June 30, 2008 and $3,000 paid subsequent to the period ended June 30, 2008).
-	$2,000 per month from the sixth anniversary of the date of execution until the end of the Primary Term.

A 2% production royalty exists on the sales of ores and concentrates. 2% NSR (if sold to a mill, smelter or refinery) or 2% of net income (if not sold to a mill, smelter or refinery).

If there is a federal royalty imposed, then 50% of the federal royalty will be offset against the production royalty.

The basic terms of the Mountain View Lease Agreement are as follows:

Upon payment of nominal cash consideration (paid), the lease of mineral claims in the Mountain View Lease Agreement is granted to the Company for 10 years ("Primary Term")

If the Company wishes to extend the Primary Term of the lease, then the Company must pay $50,000.

Upon the commencement of construction of a mine, the Company must pay a $500,000 advance royalty, 50% of which will be credited against future production royalties.

A 2% production royalty exists on the sale of ore and concentrate. 2% NSR (if sold to a mill, smelter or refinery) or 2% of net income (if not sold to a mill, smelter or refinery).

(h)	Moonlight

The Company incurred expenditures on the Moonlight Project, which is the project that it acquired from Sheffield Resources Ltd. (see Note 13).

(i)	Other Projects

The Company has the following additional projects in Nevada, all of which are wholly owned or optioned: Warm Springs, Stealth, Cedar and Germany Canyon.

Warm Springs and Stealth

The Company has leased out the Warm Springs and Stealth Projects to arm's length third parties and received cash payments and royalties of $35,000 for the period ended June 30, 2008, ($30,000 for the year ended December 31, 2007).

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008
(EXPRESSED IN US$)

7.	CAPITAL STOCK

(a)	Authorized

Unlimited number of common shares

(b)	Issued

115,160,561 common shares

	Number of
	Shares	Amount

Balance, December 31, 2007	75,148,585	$15,148,029
Exercise of warrants - cash	15,000	3,750
Exercise of warrants - Black-Scholes Value	-	2,205
Business combination (Note 4)	19,981,476	11,789,071
Private placement	20,015,500	6,846,402
Black-Scholes value - warrants	-	(1,427,964)
Share issue costs - cash	-	(624,801)
Share issue costs - warrants	-	(183,193)

Balance, June 30, 2008	115,160,561	$31,553,499

On June 12, 2008, the Company completed the first tranche of a private placement financing of 20,015,500 units priced at $0.34 (CDN$0.35) per unit for total gross proceeds of $ 6,846,402 (CDN$7,005,425). Upon issuance, each unit was immediately separated into one common share of the Company and one half of one common share purchase warrant, with each whole warrant enabling the holder to acquire one common share of the Company at an exercise price of CDN$0.50 (US$0.49) until June 12, 2010. The proceeds of these private placements will be used to explore and develop gold and precious metal exploration properties in Nevada, Montana, Idaho, and California (Note 6) and for working capital.

Thomas Weisel Partners Canada Inc. (as lead agent) and MGI Securities Inc. acted as agents for the Offering (collectively the “Agents”) and received 1,283,892 broker warrants.

The fair value of the 10,007,750 warrants, and the 1,283,892 broker warrants granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: expected dividend yield of 0%; expected volatility of 77%; risk- free interest rate of 2.64%; and an expected life of 2 years. The warrants were assigned a fair value of $1,427,964 (CDN$1,461,132). The broker warrants were assigned a fair value of $183,193 (CDN $187,448) and are recorded as a cost of issue.

The Agents also received a cash commission of $439,162 (CDN$449,362) recorded as a cost of issue.

The Company received $129,094 (CDN$131,500) for 375,714 units at CDN$0.35 to be issued in a second tranche of a private placement that closed in the third quarter. (see Note 13).

(c)	Warrants

			Weighted
	Fair	Number of	Average
	Value	Warrants	Exercise Price

Balance, December 31, 2007	$282,385	2,104,262	$0.25
Exercised	(2,205)	(15,000)	0.25
Issued (Note 7(b))	1,611,157	11,291,642	0.49

Balance, June 30, 2008	$1,891,337	13,380,904	$0.45

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008
(EXPRESSED IN US$)

7.	CAPITAL STOCK (Continued)

(c)	Warrants (continued)

As at June 30, 2008, the following warrants were issued and outstanding:

	Fair	Number of	Exercise
Expiry Date	Value	Warrants	Price

October 7, 2008	$107,635	904,500	$0.25
December 29, 2008	5,446	45,762	0.25
February 5, 2009	164,894	1,124,000	0.25
March 7, 2009	2,205	15,000	0.25
June 12, 2010	1,611,157	11,291,642	0.49

	$1,891,337	13,380,904

(d)	Stock Options

On March 5, 2008, the Company granted stock options to acquire 675,000 common shares at CDN$0.60 per share on or before March 5, 2013, to consultants and employees of the Company. The options vested immediately.

The fair value of each option granted was estimated at the date of grant using the Black-Scholes option model with the following assumptions: expected dividend yield of 0%; expected volatility of 100%; risk-free interest rate of 3.90%; and an expected life of 5 years. The options were assigned a fair value of $289,575 of which $103,455 has been allocated to mineral interests on a pro-rata basis.

			Weighted
			Average
	Fair	Number of	Exercise
	Value	Stock Options	Price (CDN$)

Balance, December 31, 2007	$3,331,396	9,665,000	$0.45
Granted	289,575	675,000	0.60

Balance, June 30, 2008	$3,620,971	10,340,000	$0.46

As at June 30, 2008, the following options were issued and outstanding:

	Fair	Stock Options	Stock Options	Exercise
Expiry Date	Value	Granted	Exercisable	Price (CDN$)

September 24, 2012	$3,194,281	9,300,000	9,300,000	$0.45
October 31, 2012	22,815	65,000	65,000	0.46
November 6, 2012	114,300	300,000	300,000	0.50
March 5, 2013	289,575	675,000	675,000	0.60

Balance,
June 30, 2008	$3,620,971	10,340,000	10,340,000	$0.46

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008
(EXPRESSED IN US$)

8.	INCOME TAXES

Provision for income taxes

The reconciliation of the income tax provision computed at federal statutory rates of 34% (2007 - 36%) to the reported income tax provision is as follows:

	Six Months Ended
	June 30,
	2008	2007

Income tax benefit computed at Canadian statutory rates	$(953,000)	$(147,696)
Stock-based compensation	62,900	-
Non-deductible expenses	250,300	-
Change in foreign exchange	17,000	-
Change in expected tax rates and other	194,300	(96,600)
Share issue costs	(180,700)	(204,100)
Change in valuation allowance	112,800	220,400

Future income tax (recovery)	$(496,400)	$(227,996)

Future tax balances

The significant components of the Company’s future income tax assets and liabilities are as follows:

	June 30,	December 31,
	2008	2007
		(Audited)
Future tax assets (liabilities)
Non-capital losses	$742,400	$352,500
Resource property expenditures	(3,137,200)	(3,241,300)
Share issue costs	273,500	123,700
Other	8,000	42,600

	(2,113,300)	(2,722,500)
Valuation allowance	(712,100)	(599,300)

Future income tax liability	$(2,825,400)	$(3,321,800)

The Company has non-capital losses of approximately $8,492,902 which may be utilized to reduce future taxable income in Canada (CDN$1,497,810 in Canada) and the United States, which expire on various dates ending December 31, 2028.

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008
(EXPRESSED IN US$)

9.	RELATED PARTY TRANSACTIONS

(a)	Included in accounts payable and accrued liabilities as at June 30, 2008 is $92,071 (December 31, 2007 - $80,751) owing to certain directors, officers and related persons of the Company.

(b)
Included in amounts receivable, prepaids and other as at June 30, 2008 is $12,283 (December 31, 2007 - $NIL) in expense advances for expenses incurred in the normal course of business to certain directors and officers.

(c)	During the period ended June 30, 2008, the Company paid or accrued $50,802 (December 31, 2007 - $66,274), in directors' fees.

(d)	During the period ended June 30, 2008, the Company paid or accrued $17,835 (December 31, 2007 - $68,439) in legal fees to a firm of which an officer of the Company is a partner.

(e)
Included in amounts receivable as at June 30, 2008 is $35,185 (December 31, 2007 - $37,721) due from a corporation which has a director in common with the Company for certain expenditures incurred by the Company on behalf of the corporation.

The above transactions were in the normal course of operations and were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

(f)	A director of the Company subscribed for 285,000 shares for gross proceeds of $97,486 (CDN$99,750) pursuant to the private placement described in Note 7(b).

10.	SEGMENTED INFORMATION

The Company has one operating segment, which is the exploration and development of exploration properties. Geographic segmentation of the Company’s assets are as follows: Canada - $9,394,183 (December 31, 2007 - $5,802,544) and US - $25,163,946 (December 31, 2007 - $12,222,109).

The majority of the Company's operating expenses are incurred in Canada, with a small portion in the United States. All exploration expenditures are incurred in the United States.

11.	COMMITMENTS AND CONTINGENCIES

(a)
The Company has leases for office space in: Reno, Nevada; Spokane, Washington; and Toronto, Ontario under three separate lease agreements which expire on February 28, 2009, December 31, 2010, and September 30, 2011 respectively.

Annual lease payments under the agreement are as follows for the years ending:
December 31, 2008	$64,908
December 31, 2009	111,019
December 31, 2010	109,526
December 31, 2011	61,492

$346,945

(b)
The Company is party to management contracts whereby additional payments of up to $854,367 may need to be made upon the occurence of certain events. As the likelihood of these events taking place is not determinable, the contingent payments have not been reflected in these consolidated financial statements.

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008
(EXPRESSED IN US$)

12.	FINANCIAL INSTRUMENTS

Fair value of financial instruments

Canadian generally accepted accounting principles require that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The carrying amounts of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values since these instruments have short term maturity dates.

Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the six months ended June 30, 2008. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

Financial Risk Factors

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit risk

The Company's credit risk is primarily attributable to cash equivalents, amounts receivable and other assets. The Company has no significant concentration of credit risk arising from operations. Cash equivalents consist of T-Bills, money market funds and guaranteed investment certificates, which have been invested with reputable financial institutions, from which management believes the risk of loss to be remote. Financial instruments included in amounts receivable consist of goods and services tax due from the Federal Government of Canada and receivables from unrelated companies and related parties. Management believes that the credit risk concentration with respect to financial instruments included in amounts receivable is remote.

Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2008, the Company had a cash and cash equivalents balance of $9,490,872 (December 31, 2007 - $5,688,376) to settle current liabilities of $1,261,931 (December 31, 2007 - $369,107). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008
(EXPRESSED IN US$)

12.	FINANCIAL INSTRUMENTS (Continued)

Market risk

(a)     Interest rate risk

The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions including T-Bills and money market funds. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

(b)    Foreign currency risk

The Company's functional currency is the U.S. dollar and major purchases are transacted in U.S. dollars. The Company funds certain operations, exploration and administrative expenses in the United States on a cash call basis using U.S. dollar currency from its bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is negligible and therefore does not hedge its foreign exchange risk. As at June 30, 2008, the Company held cash in Canadian currency of CDN$6,211,582.

(c)     Price risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Sensitivity analysis

The Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Financial instruments included in amounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

As at June 30, 2008, the carrying and fair value amounts of the Company's financial instruments are approximately the same.

Price risk is remote since the Company is not a producing entity.

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008
(EXPRESSED IN US$)

13.	SUBSEQUENT EVENTS

Acquisition of Sheffield Resources Ltd.

On July 29, 2008, the Company completed its acquisition of 100% of the issued and outstanding shares of Sheffield Resources Ltd. ("Sheffield"), as previously announced in a press release dated June 10, 2008, through a court-approved plan of arrangement (the “Arrangement”) pursuant to s.288 of the Business Corporations Act (British Columbia).

Sheffield is an exploration stage company, which is engaged in the acquisition and exploration of mineral properties California, USA and British Columbia, Canada.

Sheffield received the approval of its common shareholders at its special shareholders meeting held Friday July 25, 2008 for the previously announced plan of arrangement (the “Arrangement”) involving Sheffield and Nevoro.

Pursuant to the Arrangement each of Sheffield’s 37,422,497 common shares have been acquired by Nevoro. In consideration, Nevoro issued 0.80 of one Nevoro common share for each outstanding share of Sheffield. Holders of Sheffield’s common share purchase warrants (“Sheffield Warrants”), in accordance with the terms of such warrants, shall receive upon the subsequent exercise of one Sheffield Warrant, 0.80 of one Nevoro common share. Each holder of an outstanding Sheffield stock option shall receive such number of Nevoro options, to acquire one Nevoro common share, equal to the product of: (i) the number of Sheffield options held immediately before the closing of the Arrangement, and (ii) 0.80. The exercise price per Nevoro share shall be an amount equal to the quotient of (A) the exercise price per Nevoro Share subject to such Sheffield option immediately before closing divided by (B) 0.80.

In addition to the agreement, Nevoro and Sheffield have agreed to working capital funding to Sheffield by Nevoro by way of a secured grid promissory note (the “Grid Note”) under which Sheffield can receive advances of up to CDN$400,000 in the aggregate, from Nevoro. The advances will be secured by a mortgage of Sheffield’s interest in the Moonlight Copper Project in Plumas County, California and will be subject to an interest rate equal to the Prime Rate, as quoted by the Royal Bank of Canada, plus 2% per annum. The Grid Note can be called on 90 days notice, by Nevoro and can be satisfied, at Sheffield’s option, by the issuance of common shares of based on a conversion rate equal to the lower of: (i) 75% of the average closing price of Sheffield’s common shares as listed on the Toronto Stock Exchange – Venture Exchange (the “TSX-V”) for 20 trading days immediately preceding the date of this Agreement; and (ii) 75% of the average closing price of Sheffield’s common shares as listed on the TSX-V for the 20 trading days immediately preceding the effective date of conversion (being the 90th day after the date of demand), and subject to the acceptance of the TSX-V to these terms of conversion.

The value of the shares issued to effect the combination is based on their market price over a reasonable period before and after the date the terms of the business combination were agreed to and announced. The 29,937,997 Nevoro common shares issued were valued at $0.50 (CDN$0.50) for a total value of $14,968,999.

The net book value of the Sheffield net assets as of March 31, 2008 (per the last available unaudited interim financial statements) was $3,828,257, broken down as follows:

Cash	$593,253
Amounts receivable	26,009
Prepaid expenses	59,474
Equipment	14,717
Mineral properties	3,197,477
Accounts payable	(60,864)
Due to related parties	(1,809)

Net Assets	$3,828,257

The purchase price allocation has not been finalized as the transaction closed on July 29, 2008 and financial statements of Sheffield up to that period have not been prepared as of yet.

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008
(EXPRESSED IN US$)

13.	SUBSEQUENT EVENTS (continued)

Acquisition of Benbow Chromite Mine

The Company, subject to regulatory approval, has acquired, through its indirect wholly owned subsidiary Aurora Metals USA, Inc. the Benbow chromite mine which is adjacent to Nevoro’s Stillwater project in Montana The Benbow mine is comprised of 7 patented lode mining claims and 5 unpatented lode mining claims, all in Stillwater, Montana.

The mine was acquired under a Lease with Option to Purchase from Benbow Mine, Limited Liability Partnership, a Montana LLP (the “Owner”). The Agreement is subject to regulatory approval, title opinion, Nevoro’s Board approval, and the satisfactory completion of a due diligence investigation of the condition and title to the Property. The basic lease is for 25 years, unless the Agreement is sooner terminated, cancelled or extended. The terms of the Agreement call for a signing bonus of US$50,000, subject to the approvals noted above, with payments of US$50,000 on the first through fifth anniversaries, US$75,000 on the sixth through tenth anniversaries, US$100,000 on the eleventh and each subsequent anniversary of the effective date (the “Minimum Payments”). A 5% production royalty (the “Royalty”) shall be paid to the Owner, based on Net Proceeds from the production and sale of Minerals from the Property. The Minimum Payments shall constitute advance payments of the Royalty on the Property and shall be credited in Nevoro’s favor against Royalty payment obligations. Nevoro has the option to purchase the Property for US$5,000,000. If the option to purchase is exercised after the fifth anniversary, but before the tenth, the purchase price is US$10,000,000, or alternatively, Nevoro has the option to purchase an undivided fifty percent interest in the Property for US$5,000,000, subject to its right to purchase additional portions of ownership of and title to the Property in increments representing 5% of the entire undivided ownership for US$500,000 for each such increment.

Private Placement

On August 8, 2008, the Company raised funds through the issuance of 6,675,714 private placement units at a price of CDN$0.35 for gross proceeds of $2,188,132 (CDN$2,336,500). The agents for the financing were paid a commission of $138,240 (CDN$147,613) and fees of $15,901 (CDN$16,979), for total net proceeds to the Company of $2,033,991 (CDN$ 2,171,908).

Each unit consists of one common share and one half of one common share purchase warrant, with each warrant enabling the holder to acquire one common share of the Company at an exercise price of $0.47 (CDN$0.50) until June 12, 2010.

Thomas Weisel Partners Canada Inc. (as lead agent) and MGI Securities acted as agents for the offering and received 421,750 broker warrants with the same terms as the private placement warrants.

Grant of Stock Options

On August 8, 2008, the Company granted 300,000 stock options to a director at an exercise price of CDN$0.31 as a finder’s fee for the Sheffield acquisition.